                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*

   Jeffrey Horing
   (Last)  (First)  (Middle)

   680 Fifth Avenue, 8th Floor
   (Street)

   New York   NY     10019
   (City)   (State)  (Zip)

2. Date of Event Requiring Statement (Month/Day/Year)

   September 19, 2001

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


4. Issuer Name and Ticker or Trading Symbol

   eXcelon Corporation (EXLN)

5. Relationship of Reporting Person to Issuer (Check all applicable)

   /X/ Director                            / / 10% Owner
   / / Officer (give title below)          / / Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)



7. Individual or Joint/Group Reporting (Check applicable line)

   /X/ Form filed by One Reporting Person
   / / Form filed by More than One Reporting Person

* If the Form is filed by more than one Reporting Person, see instruction
  5(b)(v).



            Table I -- Non-Derivative Securities Beneficially Owned

                                  2. Amount      3. Ownership
                                     of Secu-       Form:
                                     rities         Direct      4. Nature of
                                     Bene-          (D) or         Indirect
                                     ficially       Indirect       Beneficial
                                     Owned          (I)            Ownership
1. Title of Security                 (Instr. 4)     (Instr. 5)     (Instr. 5)
--------------------------------  -------------  -------------  ----------------
Common Stock                      2,581,630(1)       (I)        See Footnote 1



(1) The amount listed in Table I above gives effect to the Agreement and Plan of Reorganization (hereinafter referred to as the "Agreement") entered into as of May 22, 2001 among the Issuer, Comet Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of the Issuer ("Merger Sub"), and C-bridge Internet Solutions, Inc., a Delaware corporation("Seller") whereby on September 19, 2001, the Merger Sub was merged with and into Seller, the separate corporate existence of the Merger Sub ceased and Seller continued as the surviving corporation. Pursuant to the Agreement, each share of common stock, par value $.01, of Seller issued and outstanding immediately prior to September 19, 2001, subjected to certain limitations contained within the Agreement, was canceled and extinguished and automatically converted into the right to receive (the "Right") 1.2517 shares of Common Stock, par value of $.001 per share of the Issuer, and said Right was exercised immediately on September 19, 2001. Furthermore, the amount listed in Table I reflects the beneficial ownership of the Issuer's Securities by Insight Capital Partners III, L.P., Insight Capital Partners (Cayman) III, P.L> and Insight Capital Partners III (Co-Investors), L.P. Jeffrey Horing is a managing member of Insight Venture Associates III, LLC, the sole general partner of Insight Capital Partners III, L.P., Insight Capital Partners (Cayman) III, L.P. and Insight Capital Partners III (Co-Investors), L.P. and a director of the Issuer. Jeffrey Horing disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest therein, if any. Additionally, the amount listed in Table I reflects the benefiical ownership of the Issuer's Securities by Insight Venture Management, Inc. Jeffrey Horing, as President and Driector of Insight Venture Management, Inc., and as one of two stockholders of Insight Venture Management, Inc., may be deemed to be the beneficial owner of all 31,292 shares held by Insight Venture Management, Inc. Jeffrey Horing disclaims beneficial ownership of such securities, except tot he extent of his pecuniary interest therein, which consists of 15,646 shares.


Potential person who are to respond to the collection of information contained
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
         Table II--Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

                                                2. Date Exercisable
                                                   and Expiration Date  3. Title and Amount of Securities Underlying Derivative
                                                   (Month/Day/Year)        Security (Instr. 4)
                                                ----------------------  -----------------------------------------------------------
                                                Date                                                                     Amount or
1. Title of Derivative                          Exercis-    Expiration                      Title                        Number of
   Security (Instr. 4)                          able        Date                                                          Shares
----------------------------------------------  ----------  ----------  ----------------------------------------------  -----------



                                                               5. Ownership
                                                                  Form of
                                                                  Derivative
                                                4. Conver-        Security:
                                                   sion or        Direct      6. Nature of
                                                   Exercise       (D) or         Indirect
                                                   Price of       Indirect       Beneficial
1. Title of Derivative                             Derivative     (I)            Ownership
   Security (Instr. 4)                             Security       (Instr. 5)     (Instr. 5)
----------------------------------------------  -------------  -------------  --------------




                                           By:  /s/ Jeffrey Horing
                                              -----------------------------
                                              Name: Jeffrey Horing
                                              Title: Director

Explanation of Responses:



          /s/ Jeffrey Horing                    September 28, 2001
---------------------------------------    --------------------------
    **Signature of Reporting Person                   Date

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Potential person who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.